U.S. Securities and Exchange Commission Division of Corporation Finance Office of Energy & Transportation 100 F Street, N.E. Washington, D.C. 20549

Our Reference /33614.50007/US/80865602v6

September 20, 2023

Okeanis Eco Tankers Corp.

Draft Registration Statement on Form 20-F

Submitted July 26, 2023

CIK No. 0001964954

Ladies and Gentlemen:

This letter sets forth the response of Okeanis Eco Tankers Corp. (the “Company”) to the comment letter dated August 23, 2023 (the “Comment Letter”) of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s draft registration statement on Form 20-F (the “Draft Registration Statement”) that was confidentially submitted to the Commission for review on July 26, 2023. The Company is today confidentially submitting via EDGAR this letter together with its amended draft registration statement on Form 20-F (the “Amended Draft Registration Statement”), which responds to the Staff’s comments contained in the Comment Letter. The Amended Draft Registration Statement also includes updates relating to the passage of time.

Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the Amended Draft Registration Statement. The following numbered paragraphs correspond to the numbered paragraphs in the Comment Letter.

Draft Registration Statement on Form 20-F submitted July 26, 2023

Market and Industry Data, page iv

1.	We note your disclosure that information contained in your registration statement concerning your industry and the markets in which you operate, including your general expectations and market position, market opportunity and market size, is based on industry publications and other published industry sources prepared by third parties, including the International Energy Agency (“IEA”), Braemar Shipbroking Limited (“Braemar”), and Bloomberg, as well as publicly available information. Please revise to include the names and dates of these reports.

In response to the Staff’s comment, the Company has revised the Market and Industry Data section on the third page appearing after the Table of Contents of the Amended Draft Registration Statement to include the names of the reports that are publicly available; the reports do not have dates on them. The Company has removed the reference to Bloomberg, as this related to information that is generally publicly available.

Key Information

Risk Factors

Volatility of SOFR and potential changes of the use of SOFR as a benchmark ..., page 8

2.	We note the statement that “All of our loan agreements no longer utilize LIBOR.” However, we note disclosure on page F-34 that you are required to make interest payments based on LIBOR. Please revise your disclosures as necessary to clarify this discrepancy.

In response to the Staff’s comment, the Company has revised the disclosure in the relevant risk factor on page 9 of the Amended Draft Registration Statement to clarify this discrepancy.

We conduct a substantial amount of business in China, whose legal system has inherent uncertainties, page 24

3.	We note your disclosure here that you conduct a substantial amount of business in China, many of your vessels call to ports in China, and you have entered into and may further enter in the future into sale and leaseback transactions with Chinese financial institutions. Please tell us whether the majority of your operations are in China.

The Company respectfully advises the Staff that it does not have any on-shore presence in mainland China or Hong Kong and that port calls in mainland China and Hong Kong in the aggregate represented 12% and 7% of its worldwide port calls in 2021 and 2022, respectively, and revenues from mainland Chinese and Hong Kong charterers in the aggregate represented approximately 16% of its revenues in 2021 and 19% in 2022, respectively. The Company has revised the disclosure on page 25 of the Amended Draft Registration Statement to clarify these historical contacts with mainland China and Hong Kong.

As do many shipping companies, the Company trades to and from China, as it is a large country with significant business operations. However, none of the vessels in the Company’s fleet were built in China. Furthermore, although Chinese financial institutions are some of the largest lenders into the shipping industry and the Company treats those financial institutions similarly to other third party lenders, which are unrelated third party counterparties, as of December 31, 2022 and June 30, 2023, the aggregate amount of the Company’s loans from Chinese lenders, as a percentage of amounts borrowed from all lenders, amounted to 19%. The Company’s headquarters and executive officers are located in Greece and as of September 18, 2023, the holders of record of less than 1% of the Company’s issued and outstanding shares are resident in Hong Kong and there were no holders of record of the Company’s issued and outstanding shares located in mainland China.

We are a holding company, and we will depend on the ability of our subsidiaries to distribute funds to us ..., page 40

4.	We note your status as a holding company and dependence on your subsidiaries for cash to make dividend payments. Please explain to us your consideration of Rules 4-08(e), 5-04(c) Schedule I and 12-04 of Regulation S-X.

The Company respectfully advises the Staff that it has considered the applicability of Rules 4-08(e), 5-04(c) Schedule I and 12-04 of Regulation S-X to the Draft Registration Statement.

With respect to Rule 4-08(e)(3), the Company respectfully advises the Staff of its belief that it has disclosed, to the extent material, the extent and nature of restrictions on the ability of the Company’s subsidiaries to transfer funds to it, including on pages 105 and 118 of the Draft Registration Statement. In this regard, the Company respectfully advises the Staff that, because it is a holding company (as disclosed in the Draft Registration Statement), the only meaningful cash obligations the Company has historically accrued relate to minimal parent-level general and administrative expenses, in each case for which exceptions are included in the applicable subsidiary-level restrictions. The Company has revised the disclosure on page 110 and F-30 of the Amended Draft Registration Statement to add a statement regarding its inability to pay dividends upon an event of default or if such action would result in the occurrence of an event of default.

The Company believes that the ships it owns or charters do not represent “restricted net assets” pursuant to §4-08(e)(3) and 5-04(c). The definition section of Regulation S-X, 17 CFR § 210.1-02, defines “restricted net assets” as that amount “which may not be transferred to the parent company in the form of loans, advances or cash dividends by the subsidiaries without the consent of a third party (i.e., lender, regulatory agency, foreign government, etc.)” but also provides that “[n]ot all limitations on transferability of assets are considered to be restrictions for purposes of this test, which considers only specific third party restrictions on the ability of subsidiaries to transfer funds outside of the entity.” Specifically, the definition of “restricted net assets” states that “the presence of subsidiary debt which is secured by certain of the subsidiary’s assets does not constitute a restriction under this rule.” Accordingly, the mortgage over ships and relevant loan to value covenants, by themselves, do not trigger the §4-08(e)(3) or 5-04(c) disclosure requirements, as further supported by the approach followed in the Interpretive Response to Question 4 of Staff Accounting Bulletins Topic 6:K.2.b. Loan provisions that prohibit dividend payments, loans or advances are considered restrictions, as are covenants that require the subsidiary to maintain certain working capital, net tangible asset or net asset levels or reinvest all of its earnings. Unlike those examples, however, the Company and its subsidiaries are not prohibited by its loan agreements from making (and need no consent from the lender to make) dividend payments or capital returns unless there is an event of default or if such action would result in the occurrence of an event of default. Further, the definition of “restricted net assets” in the definition section of Regulation S-X, 17 CFR § 210.1-02, provides that “[w]here restrictions on the amount of funds which may be loaned or advanced differ from the amount restricted as to transfer in the form of cash dividends or capital returns, the amount least restrictive to the subsidiary shall be used.” The Company therefore believes that its “restricted net assets” did not exceed 25% of consolidated net assets as of December 31, 2022. The Company’s subsidiaries have continually distributed dividends or made capital returns to the Company, and the Company has done the same to its shareholders, without any lender or other third party consent and with the relevant lenders’ full knowledge.

For these reasons, the Company believes that it and its subsidiaries closely resemble the secured debt subsidiary example contemplated in the definition of “restricted net assets” and there are no meaningful restrictions that prohibit dividend payments/capital returns or that impose any maintenance tests, aside from nominal minimum liquidity requirements, and therefore the §4-08(e)(3) or 5-04(c) disclosure requirements are not triggered. The only restricted assets that the Company has are the cash balances disclosed in the Consolidated Statement of Financial Position (“Restricted Cash” and “Current portion of restricted cash”). As noted above, the Company believes that its “restricted net assets” did not exceed 25% of consolidated net assets as of December 31, 2022.

Based on the above, the Company concluded that it was not required to file Schedule I or provide Rule 4-08(e)(3) financial statement disclosures.

Information on the Company

Business Overview

Our Business Strategies, page 47

5.	We note your disclosure on page 48 that as of December 31, 2022, your leverage ratio was approximately 61%. Please include disclosure to clarify how this ratio was calculated. If any components of the ratio are non-GAAP, please provide disclosures required by Item 10(e) of Regulation S-K.

The Company has revised its disclosure on page 48 of the Amended Draft Registration Statement to remove the disclosure regarding the leverage ratio.

Operating and Financial Review and Prospects

Results of Operations

Recent Developments, page 92

6.	We note the tables included on pages 93 through 95 are referred to as “unaudited selected financial results for the three months ended March 31, 2023 and 2022.” However, it appears from their level of detail that these tables are a more comprehensive set of interim financial statements. Please tell us why you have provided this information in Item 5 as opposed to Item 8. See Form 20-F, Instruction 3 to Item 8.A.5.

Item 8.A.5 provides that “If the document is dated more than nine months after the end of the last audited financial year, it should contain consolidated interim financial statements, which may be unaudited (in which case that fact should be stated), covering at least the first six months of the financial year.” The Draft Registration Statement was not submitted more than nine months after the end of the last audited financial year so no quarterly financial statements were required. However, Item 8.A.5 also provides that “If, at the date of the document, the company has published interim financial information that covers a more current period than those otherwise required by this standard, the more current interim financial information must be included in the document.” The requirement in Item 8.A.5 does not require that the “more current interim financial information” be contained in “financial statements” and therefore covered by the related management discussion and analysis, but instead only that such information be included in the Form 20-F. Because the Company had disclosed certain financial information for the three month period ended March 31, 2023 on the Oslo Børs, the Company disclosed the exact same financial information in the Draft Registration Statement to comply with the Item 8.A.5 requirement, however inserted such information in Item 5 as it appeared more logical to be considered a recent development, and a cross reference to such information was included in Item 8.B. In any event, the Company has updated its financial statements and management discussion and analysis in the Amended Draft Registration Statement to include financial information for the six month period ended June 30, 2023.

Comparison on Previous Years

Year ended December 31, 2022 compared with the year ended December 31, 2021

Voyage expenses, page 96

7.	We note that the increase in voyage expenses is attributed to two factors, higher employment of vessels in the spot market and higher bunker fuel costs. Please revise to quantify each factor cited so that investors may understand the magnitude and relative impact of each factor. Furthermore, please review your discussion regarding comparison of previous years for areas where further quantification of causal factors can be provided.

In response to the Staff’s comment, the Company has revised the disclosure commencing on page 96 of the Amended Draft Registration Statement of its comparison of the year ended December 31, 2022 with the year ended December 31, 2021 and the year ended December 31, 2021 with the year ended December 31, 2020.

Credit Facilities and Financing Obligations

$125.7 Million Secured Term Loan Facility, page 103

8.	We note your disclosure on page 46 that in May 2022, you signed your first sustainability linked loan (“SLL”) that includes customary environmental clauses which are linked to pricing, and gross proceeds from the transaction were $125.7 million which was used towards the refinancing of debt outstanding under VLCC vessel Nissos Kythnos and Nissos Donoussa, and for general corporate purposes. Please disclose these environmental clauses, including how they are linked to pricing. Please also disclose whether you or a third-party will assess your compliance with such clauses and whether any such assessment will be made publicly available.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised its disclosure on page 106 of the Amended Draft Registration Statement to describe the environmental clauses contained in the Company’s executed sustainability linked loan agreement, including how they are linked to pricing by disclosing the triggering events that may lead to an increase in margin, who will assess compliance, and whether the assessment will be made publicly available.

Directors, Senior Management and Employees

Compensation, page 112

9.	We note the disclosure that each of your executive officers has an employment agreement with you. Please revise to describe the material terms of the respective agreements and file such agreements as exhibits to your registration statement or provide an analysis explaining why this is not necessary. For guidance, refer to Instructions As To Exhibits to Form 20-F.

The Company confirms that the employment agreements disclosed in Item 6.B of the Draft Registration Statement are not required to be disclosed in the Company’s home country and will not be otherwise publicly disclosed by the Company.  In accordance with Instruction 4(c)(v) to Form 20-F, the Company does not intend to file such agreements with the Amended Draft Registration Statement. The Company believes that it has disclosed the material terms of the relevant employment agreements, namely that each employment agreement provides for a total agreed annual compensation, provides for three months’ severance pay if the officer’s employment is terminated within five years of commencement and an amount determined in accordance with Greek labor law if terminated after five years of employment, and provides for additional bonus dependent on certain mutually agreed goals with the Company. Item 6.B of Form 20-F provides that disclosure of compensation is not required on an individual basis if individual disclosure is not required in the Company’s home country and is not otherwise publicly disclosed by the Company. Because individual disclosure is not required in the Company’s home country and is not otherwise publicly disclosed by the Company (including on the Oslo Børs), the Company has not specified the individual compensation of each executive officer.

Financial Information

Dividend Policy, page 118

10.	You disclose that subject to certain limitations, you seek to offer your shareholders with a competitive yield which is reflective of the cash flows generated by you and intend to pay dividends in an amount that is close to your net profits, after adjusting for non-recurring items, working capital needs, your capital structure and other discretionary items as your board of directors decides, from time to time. Please revise to explain how you define "net profits" and "close to net profits."

In response to the Staff’s comment, the Company has revised the disclosure of its dividend policy on page 122 of the Amended Draft Registration Statement to describe net profits. The Company has removed the concept of “close to net profits” in order to avoid confusion, because the disclosure already stated that certain amounts may be held back in reserve at the discretion of the Company.

11.	We note your disclosure on page 39 that you can provide no assurance that dividends will be paid in the future and there may be a high degree of variability from period to period in the amount of cash, if any, that is available for the payment of dividends. Please also include this disclosure here and provide a cross-reference to the risk factor addressing these risks.

In response to the Staff’s comment, the Company has revised its disclosure of its dividend policy on page 122 of the Amended Draft Registration Statement to include a statement that the Company can provide no assurance that dividends will be paid in the future and there may be a high degree of variability from period to period in the amount of cash, if any, that is available for the payment of dividends, and the Company has included a cross reference to the relevant risk factor addressing these risks.

12.	Please disclose whether your dividend policy is reflected in any written policies of the company.

In response to the Staff’s comment, the Company has revised its disclosure of its dividend policy on page 122 of the Amended Draft Registration Statement to clarify that there is no written dividend policy.

13.	We note your disclosure that your financing arrangements impose certain limitations on your ability to pay dividends and your subsidiaries’ ability to make distributions to you. Please revise your disclosure to describe the limitations on your ability to pay dividends under your existing financing arrangements.

In response to the Staff’s comment, the Company has revised its disclosure in Item 5.B. on page 110 of the Amended Draft Registration Statement to include these limitations and has included a cross reference to this new disclosure in the dividend policy description on page 122 of the Amended Draft Registration Statement. Such disclosure provides that the Company’s ability to distribute dividends is limited under a number of the Company’s financing agreements following the occurrence of an event of default under the relevant financing agreement or if such action would result in the occurrence of an event of default under the relevant financing agreement.

Note 4. Summary of Significant Accounting Policies

Vessel revenue recognition, page F-10

14.	We note disclosure on page F-11 indicating that your voyage charter agreements contain a “demurrage” or “despatch” clause. If this represents variable consideration, please revise your disclosure to address the disclosure requirements in IFRS 15 as it relates to variable consideration or tell us why such disclosure is not required.

In response to the Staff’s comment, the Company has revised its disclosure in the accounting policy of “Vessel revenue recognition” on pages F-10 and F-11 of the Amended Draft Registration Statement to comply with the requirements of IFRS 15. The Company further confirms to the Staff that demurrage and despatch are forms of variable consideration recognized at contract inception and the estimates of initial recognition are updated throughout the contract.

Segment Information, page F-14

15.	We note disclosure on page 49 of individual customers accounting for more than 10% of your revenues during the years ended December 31, 2022, 2021, and 2020. Please expand your footnote to provide the information about major customers as required by paragraph 34 of IFRS 8 or tell us why such disclosure is not required.

In response to the Staff’s comment, the Company has revised its disclosure in Note 24. Revenue under the header “Credit concentration” on page F-41 of the Amended Draft Registration Statement in accordance with the requirements of IFRS 8.

Note 24. Revenue, page F-40

16.	Please tell us how you have complied with paragraph 113 of IFRS 15, which requires disclosure of revenue recognized from contracts with customers separately from other sources of revenue. In this regard, we note the Time Charter revenue reflected in the table on page F-40 includes the lease component recognized in accordance with IFRS 16.

In response to the Staff’s comment, the Company has amended the disclosure on page F-40 of the Amended Draft Registration Statement to clearly differentiate between revenue sources, in line with the respective accounting standards. In particular, the Company has distinguished the revenue that is derived from voyage charters under a separate header within Note 24 “IFRS 15 Revenue from Contracts with Customers.” Furthermore, the Company has included a cross-reference to Note 21 in relation to the treatment of Time Charter revenue that is accounted in accordance with IFRS 16. The updated disclosure is in line with the Company’s accounting policy disclosure on page F-11, which states in relevant part that “The time charter contracts are considered operating leases accounted for in accordance with IFRS 16 Time charter contracts do not fall under the scope of IFRS 15 Revenue from Contracts with Customers.”

17.	The Time Charter revenue for 2020 of $96,186,965 does not agree to the total revenue detailed in Note 21 on page F-37 of $100,623,909. Please revise your disclosures as necessary to clarify this discrepancy.

In response to the Staff’s comment, the Company has revised its disclosure in Note 24 on page F-40 of the Amended Draft Registration Statement, aligning it to the total revenue detailed in Note 21 of the Amended Draft Registration Statement.

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If you have any questions or comments concerning this letter, please feel free to contact Steven Hollander at the undersigned at 212-922-2252.

Yours sincerely,

Watson Farley & Williams LLP

/s/ Watson Farley & Williams LLP